Filed by Social Capital Hedosophia Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Virgin Galactic

Commission File No. 333-233098

Virgin Galactic enters strategic partnership with Boeing

By Greg Rose

8 October 2019

@greglrose

Virgin Galactic and Boeing have announced a new strategic partnership to broaden commercial space access. Boeing will invest $20 million in Virgin Galactic and the companies will work together to transform global travel technologies.

“This is the beginning of an important collaboration for the future of air and space travel, which are the natural next steps for our human spaceflight programme,” said Richard Branson. “Virgin Galactic and Boeing share a vision of opening access to the world and space, to more people in safe and environmentally responsible ways.”

In July, Virgin Galactic announced its intent to become a publicly-listed entity via a merger with Social Capital Hedosophia. The Boeing investment will be in return for new shares in Virgin Galactic and is therefore contingent on the closing of that transaction, which is expected to close in the fourth quarter of 2019.

Brian Schettler, senior managing director of Boeing HorizonX Ventures, commented: “Boeing’s strategic investment facilitates our effort to drive the commercialisation of space and broaden consumer access to safe, efficient, and environmentally responsible new forms of transportation. Our work with Virgin Galactic and other will help unlock the future of space travel and high-speed mobility.”

A part of every US manned space programme, Boeing serves as NASA’s prime contractor for the International Space Station and is preparing the new, reusable, Starliner space capsule for launch to the ISS.

“The unique expertise of our companies stretches from points all around the world to the deepest reaches of space,” added Boeing defense, space and security president and CEO Leanne Caret. “Together we will change how people travel on Earth, and among the stars, for generations to come.”

George Whitesides, CEO of Virgin Galactic, noted: “We are excited to partner with Boeing to develop something that can truly change how people move around the planet and connect with one another. As a Virgin company, our focus will be on a safe and unparalleled customer experience, with environmental responsibility to the fore.”

Virgin Galactic recently announced a new contract with the Italian Air Force for a research flight on the company’s SpaceShipTwo system, during which Italian researchers will actively conduct experiments while they are in space. Head over to Virgin Galactic to find out more about the strategic partnership with Boeing and the latest news from the commercial spaceline.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Virgin Galactic and Social Capital Hedosophia Holdings Corp. (SCH). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SCH filed a registration statement on Form S-4 with the SEC on August 7, 2019. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docs.html or upon written request to 120 Hawthorne Avenue Palo Alto, California 94301.

Participants in Solicitation

SCH and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.